UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14f-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14F-1 PROMULGATED THEREUNDER


                           MARINE JET TECHNOLOGY CORP.
        (Exact name of registrant as specified in its corporate charter)


                                     NEVADA
         (State or other Jurisdiction of Incorporation or Organization)


                 000-33297                            88-0450923
          (Commission File Number)        (IRS Employer Identification No.)

                       936A BEACHLAND BOULEVARD, SUITE 13
                              VERO BEACH, FL 32963
                         (Address of Principal Executive
                              Offices and zip code)

                                 (772) 231-7544
              (Registrant's telephone number, including area code)


                                       N/A
          (Former name or former address, if changed since last report)


                                 April 19, 2005

                           MARINE JET TECHNOLOGY CORP.

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 PROMULGATED THEREUNDER


THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

                                  INTRODUCTION

         This Information Statement is being furnished to stockholders of record as of April 15, 2005 of the outstanding shares of common stock, par value $0.001 (the "Common Stock") of Marine Jet Technology Corp., a Nevada corporation ("Marine"), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with the issuance of certain shares of Series A Convertible Preferred Stock pursuant to an Exchange Agreement (the "Exchange Agreement") dated as of April 14, 2005, by and among Marine, Antik Denim, LLC, a limited liability company organized under the laws of the State of California ("Antik"), the members of Antik (the "Antik Members"), and Keating Reverse Merger Fund, LLC, a Delaware limited liability company ("KRM Fund").

         The Exchange Agreement provides that Marine's current sole director and officer, Kevin R. Keating, shall resign effective as of the Closing Date (as defined in the Exchange Agreement) and that the newly-appointed directors of Marine will consist of one member of Antik's current management, Paul Guez (Antik's Manager and Chief Executive Officer), David Weiner, a director designated by Mr. Guez, and one member to be designated by KRM Fund (the "KRM Designate"). The initial KRM Designate will be the current director of Marine, Kevin R. Keating, who will continue as a director of Marine following the closing of the exchange transaction. Effective as of the Closing Date, Paul Guez will become the Chief Executive Officer and President of Marine, Elizabeth Guez will become Chief Operating Officer of Marine, and Patrick Chow will become Chief Financial Officer of Marine. Marine will, to the extent permitted by applicable law, secure the resignation of, or remove, Kevin R. Keating as the President, Secretary and Treasurer of Marine so as to enable the above persons to be appointed as officers in accordance with the Exchange Agreement. Kevin R. Keating has indicated his intent to resign as an officer of Marine effective as of the Closing Date.

         This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder.

         No action is required by the stockholders of Marine in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to Marine's stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of Marine's directors occurs (otherwise than at a meeting of Marine's stockholders).

Accordingly, the closing of the transactions contemplated under the Exchange Agreement ("Closing") and the resulting change in a majority of Marine's directors will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be first mailed to Marine's stockholders of record on or about April 19, 2005.

                     PROPOSED CHANGE IN CONTROL TRANSACTION

         On April 14, 2005, Marine entered into the Exchange Agreement with Antik, the Antik Members, and KRM Fund. Under the Exchange Agreement, Marine will, at Closing, acquire all of the outstanding membership interests of Antik (the "Interests") from the Antik Members, and the Antik Members will contribute all of their Interests to Marine. In exchange, Marine will issue to the Antik Members 843,027 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of Marine ("Preferred Shares"), which will be convertible into 708,984,875 shares of Marine's common stock ("Conversion Shares"). The issuance of the Preferred Shares and, upon conversion, the shares of Marine common stock underlying the Preferred Shares, to the Antik Members is intended to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) thereof.

         Following completion of the exchange transaction, Antik will become a wholly-owned subsidiary of Marine.

         Marine is presently authorized under its Certificate of Incorporation to issue 45,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. Of the
5,000,000 shares of preferred stock authorized, 850,000 shares will be designated as Series A Convertible Preferred Stock pursuant to a certificate of designations ("Certificate of Designations"), which will be approved by Marine's board of directors, and filed with and accepted by, the Secretary of State of the State of Nevada prior to the Closing. Currently, Marine has 28,122,570 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

         Under the terms of the Exchange Agreement, all of the outstanding Interests will be exchanged for 843,027 Preferred Shares. Each Preferred Share will be convertible into 841 shares of Marine's common stock (the "Conversion Rate"). The Preferred Shares will immediately and automatically be converted into shares of Marine's common stock (the "Mandatory Conversion") upon the approval by a majority of Marine's stockholders (voting together on an as-converted-to-common-stock basis), following the exchange transaction, of an increase in the number of authorized shares of Marine's common stock from 45,000,000 to 75,000,000, and a 1 for 29 reverse stock split of Marine's outstanding common stock ("Reverse Split").

         The holders of Preferred Shares will be entitled to vote together with the holders of the common stock, as a single class, upon all matters submitted to holders of common stock for a vote. Each Preferred Share will carry a number of votes equal to the number of shares of common stock issuable in the Mandatory Conversion based on the then applicable Conversion Rate. As such, immediately following the exchange transaction, the Antik Members will own 95.8% of the total combined voting power of all classes of Marine stock entitled to vote.

         Upon Mandatory Conversion of the Preferred Shares, and subject to an adjustment of the Conversion Rate as a result of the Reverse Split, the Antik Members will, in the aggregate, receive approximately 24,447,783 shares of Marine's common stock, representing 95.80% of the outstanding shares of Marine's common stock immediately following the Mandatory Conversion. The existing stockholders of Marine will, following the Mandatory Conversion and Reverse Split, own approximately 969,745 shares of Marine's common stock, representing 3.8% of the outstanding shares of common stock. Following the Closing, Marine will also issue a finder approximately 102,079 shares of common stock on a post-Reverse Split basis, representing 0.4% of the outstanding shares of common stock.

         Accordingly, if the exchange transaction closed, and the Mandatory Conversion and the Reverse Split occurred, as of the date of this Information Statement, Marine's currently issued and outstanding common stock (currently 28,122,570 shares) would be converted into 969,745 shares of common stock and would represent 3.8% of Marine's total common stock issued and outstanding.

         In connection with the Reverse Split, Marine's board of directors may, in its discretion, provide special treatment to certain Marine stockholders to preserve round lot holders (i.e., holders owning at least 100 shares) after the Reverse Split. In the event Marine's board determines to provide such special treatment, Marine stockholders holding 2,900 or fewer shares of common stock but at least 100 shares of common stock will receive 100 shares of common stock after the Reverse Split, and persons holding less than 100 shares of common stock would not be affected. The terms and conditions of special treatment afforded to Marine stockholders to preserve round lot stockholders, if any, including the record dates for determining which stockholders may be eligible for such special treatment, will be established in the discretion of Marine's board of directors.

         Effective as of the Closing, and subject to applicable regulatory requirements, including the preparation, filing and distribution of this Information Statement to the record stockholders of Marine at least ten (10) days prior to Closing, the existing officers of Marine will resign, and the newly-appointed directors of Marine will consist of Paul Guez (Antik's Manager and Chief Executive Officer), David Weiner, a director designated by Paul Guez, and the KRM Designate. The initial KRM Designate will be the current director of Marine, Kevin R. Keating who will remain as a director of Marine following the Closing. KRM Fund and each Antik Member have agreed to vote their shares of Marine's common stock to elect the KRM Designate to Marine's board for a period of one year following the Closing and to vote for such other persons that may be designated by Paul Guez to fill any vacant position on the board of directors (other than KRM Designate). The size of the board will initially be three members and may be increased by the board of directors to five members during the one year period following Closing.

          At or prior to the Closing, Marine will also enter into a certain financial advisory agreement with Keating Securities, LLC ("Keating Securities"), a registered broker-dealer, under which Keating Securities will be compensated by Marine for its advisory services rendered to Marine in connection with the exchange transaction. The transaction advisory fee will be $350,000, with the payment thereof being subject to the Closing.

         Marine's completion of the transactions contemplated under the Exchange Agreement are subject to the satisfaction of certain contingencies including, without limitation, Antik's delivery of audited and pro forma financial information acceptable to Marine, compliance with regulatory requirements, and the filing with and acceptance by the Secretary of State of the State of Nevada of the Certificate of Designations. Consummation of the exchange transaction is also conditioned upon, among other things: (i) execution by KRM Fund and each Member of voting agreements; (ii) preparation, filing and distribution to the Marine stockholders of this Information Statement; and (iii) continued quotation of Marine's common stock on the Over-the-Counter Bulletin Board.

         The directors of Marine have approved the Exchange Agreement and the transactions contemplated thereunder. The manager and members of Antik have approved the Exchange Agreement and the transactions contemplated thereunder. The parties expect the Closing of the transactions under the Exchange Agreement to occur on or about May 1, 2005. However, there can be no assurance that the exchange transaction will be completed.

         The Exchange Agreement may be terminated as follows: (i) by mutual consent, (ii) by either party if the exchange transaction is not consummated by May 31, 2005, (iii) by either party if the exchange transaction is prohibited by issuance of an order, decree or ruling, and (iv) by either party if the other is in material breach of any representation, warranty, covenant or agreement. In the event of termination other than by mutual consent, both parties are responsible for their expenses, except that Marine may retain up to $10,000 of the $50,000 deposit paid by Antik for reimbursement of Marine's actual expenses and as liquidated damages.

         On March 28, 2005, in its Current Report on Form 8-K dated March 24, 2005, Marine reported the execution of a letter of intent to acquire Antik. On April 15, 2005, in its Current Report on Form 8-K dated April 14, 2005, Marine reported the execution of the Exchange Agreement and included a copy of the Exchange Agreement therein as Exhibit 2.5. These Current Reports are hereby incorporated by reference.


                                VOTING SECURITIES

         Marine's common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of Marine's stockholders. Each share of common stock entitles the holder thereof to one vote. As of April 15, 2005, there were 28,122,570 shares of Marine's common stock outstanding.

                                MARINE'S BUSINESS

         Marine is currently a public "shell" company with nominal assets whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which Marine would acquire a target company with an operating business with the intent of continuing the acquired company's business as a publicly held entity.

                                ANTIK'S BUSINESS

         Antik was formed in September 2004 to design, develop, manufacture, market, distribute and sell high end fashion jeans, apparel and accessories with a western flair. Antik currently markets, distributes and sells its "Antik Denim" brand products in the United States, and internationally in countries that include, but are not limited to, Canada, Mexico, the United Kingdom, Denmark, Sweden, Norway, Finland, Belgium, Italy, Austria, Germany, France, Spain, Japan, Brazil, Israel, Lebanon, UAE, South Africa and Korea. Antik is headquartered in Commerce, California, and maintains two showrooms in New York and Los Angeles.

         Because Antik was formed in September 2004, it has limited operating history. Antik had unaudited net sales of $365,000 from inception in September 2004 through December 31, 2004. While the management of Antik believes that it has an opportunity to be successful in the high end fashion jean market, there can be no assurance that Antik will be successful in accomplishing its business initiatives, or that it will achieve any significant level of revenues, or ever recognize net income, from the sale of its products.

         The business of Antik involves a number of risks and uncertainties that could cause Antik's actual results to differ materially from those estimated by management from time to time. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in demand for Antik's products, the introduction of new products, Antik's ability to maintain customer and strategic business relationships, the impact of competitive products and pricing, growth in targeted markets, the adequacy of Antik's liquidity and financial strength to support its growth, and other information that may be detailed from time to time in Marine's filings with the United States Securities and Exchange Commission should the exchange transaction contemplated by the Exchange Agreement be completed.

         Although there can be no assurance that the parties will complete the exchange transaction contemplated by the Exchange Agreement, to the extent the transaction is completed, additional information regarding the business of Antik (including audited financial statements for the period from inception through December 31, 2004) will be disclosed in a Current Report on Form 8-K to be filed at Closing.

                             DIRECTORS AND OFFICERS

         Effective as of February 9, 2005, in connection with a change of control of Marine, Jeff P. Jordan resigned as Marine's President, Treasurer and one of its directors, Martha A. Jordan, the spouse of Mr. Jordan, resigned as Marine's Secretary and one of its directors, and Wilbur Sebree, resigned as one of Marine's directors. Kevin R. Keating was appointed Marine's President, Treasurer, Secretary and sole director. Concurrently, Marine's principal executive office was moved to 936A Beachland Boulevard, Suite 13, Vero Beach, Florida 32963.

         The following table sets forth the names, positions and ages of Marine's current executive officers and directors. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors.

              NAME                 AGE                        POSITION
      ------------------------  -----------  -----------------------------------
      Kevin R. Keating (1)          65       President, Treasurer, Secretary and
                                             Director

     (1) Mr. Keating became President, Secretary, Treasurer, and a director effective February 9, 2005.


         Mr. Keating, sole Director, President, Secretary and Treasurer of Marine, is an investment executive and for the past nine years has been the Branch Manager of the Vero Beach, Florida, office of Brookstreet Securities Corporation. Brookstreet is a full-service, national network of independent investment professionals. Mr. Keating services the investment needs of private clients with special emphasis on equities. For more than 35 years, he has been engaged in various aspects of the investment brokerage business. Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. Since 1982, he has been associated with a variety of firms as a registered representative servicing the needs of individual investors. Mr. Keating is also the manager and sole member of Vero Management, LLC, which has a management agreement with Marine.

                        COMMITTEES OF BOARD OF DIRECTORS

         Marine has an audit committee and audit committee charter. Marine's audit committee is comprised of all of its directors, which currently consists of Kevin R. Keating. A copy of Marine's audit committee charter is filed as an exhibit to its Annual Report filed on Form 10-KSB for the year ended December 31, 2003. Marine is not a "listed company" under SEC rules and is therefore not required to have an audit committee comprised of independent directors. Marine's board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. Marine's board of directors has determined that each of its current members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that each of its current members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

         Marine's audit committee is responsible for: (1) selection and oversight of its independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by its employees of concerns regarding accounting and auditing matters; (4) engaging outside advisors; and, (5) funding for the outside auditory and any outside advisors engagement by the audit committee.

         Marine has a disclosure committee and disclosure committee charter. Marine's disclosure committee is comprised of all of its officers and directors, which currently consists of Kevin R. Keating. The purpose of the committee is to provide assistance to its senior officers in fulfilling their responsibilities regarding the identification and disclosure of material information about Marine and the accuracy, completeness and timeliness of its financial reports. A copy of Marine's disclosure committee charter is filed as an exhibit to its Annual Report filed on Form 10-KSB for the year ended December 31, 2003.

         Marine does not have a standing compensation or nominating committee or committees performing similar functions because it has no meaningful operations and has no employees. Marine determined not to establish a nominating committee at this time in view of changes in the composition of the board of directors that will occur on the Closing Date. Previously, nominations were determined by the members of the then existing board of directors.

         Marine's board of directors may designate from among its members an executive committee and one or more other committees. No such committees have been appointed.

                        DIRECTOR AND OFFICER COMPENSATION

         The following executive compensation chart highlights the compensation for Marine's executive officers. No other executive officers received salary and bonus in excess of $100,000 for the prior three fiscal years.

                                                                        --------------------------------------
                                                                               Long Term Compensation
                                                                        --------------------------------------
                                         Annual Compensation                     Awards             Payouts
------------------------------ ---------------------------------------- -------------------------- ----------- -----------------
                                                                                      Securities
        Name                                               Other        Restricted    Underlying
         and                                               Annual          Stock       Options/       LTIP        All Other
      Principal                             Bonus       Compensation     Award(s)      SARs (#)     Payouts      Compensation
      Position          Year   Salary ($)     ($)           ($)             ($)          (2)          ($)            ($)
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------
Kevin R. Keating        2004       N/A        N/A           N/A             N/A          N/A          N/A            N/A
(Pres., Secr., and
Treas.) (1)
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------
Jeff P. Jordan          2004       $0          $0            $0             N/A          N/A          N/A            N/A
(President and          2003       $0          $0            $0             N/A          N/A          N/A            N/A
Treasurer) (2)          2002       $0          $0            $0             N/A          N/A          N/A            N/A
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------
Martha A. Jordan        2004       $0          $0            $0             N/A          N/A          N/A            N/A
(Secretary) (2)         2003       $0          $0            $0             N/A          N/A          N/A            N/A
                        2002       $0          $0            $0             N/A          N/A          N/A            N/A
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------

(1) Mr. Keating became President, Secretary, Treasurer, and a director effective February 9, 2005. On February 17, 2005, Marine issued Mr. Keating 1,000,000 shares of its common stock in consideration for services rendered by him, valued at $10,000.

(2) Effective as of February 9, 2005, in connection with a change of control of Marine, Jeff P. Jordan resigned as its President, Treasurer and one of its directors, Martha A. Jordan, the spouse of Mr. Jordan, resigned as its Secretary and one of its directors, and Wilbur Sebree, resigned as one of its directors.

         There were no option grants to any executive officers during the fiscal year ended December 31, 2004, and no options were exercised by any executive officer during the fiscal year ended December 31, 2004.

         Marine did not pay any compensation to any director in 2002, 2003 or 2004.

         Marine terminated its non-qualified stock option plan effective February 4, 2005 and, in connection with this termination, Marine filed a post-effective amendment to withdraw from registration any remaining shares under its then current S-8 registration statement.

                           NEW DIRECTORS AND OFFICERS

         The Exchange Agreement provides that, on the Closing Date, the current officers of Marine shall resign and Marine shall appoint the following persons as executive officers and directors of Marine. Kevin R. Keating will continue to serve as a director of Marine following the Closing Date as the KRM Designate.

  --------------------------------- ----------- ---------------------------------------------------
                NAME                   AGE                         POSITION
  --------------------------------- ----------- ---------------------------------------------------
  Paul Guez                             60      Chief Executive Officer, President and Director
  --------------------------------- ----------- ---------------------------------------------------
  Elizabeth Guez                        51      Chief Operating Officer
  --------------------------------- ----------- ---------------------------------------------------
  Patrick Chow                          51      Chief Financial Officer
  --------------------------------- ----------- ---------------------------------------------------
  David Weiner                          48      Director
  --------------------------------- ----------- ---------------------------------------------------

         Mr. Guez is the owner and Chief Executive Officer of Blue Concept, LLC and its several affiliates, which are engaged in the design, marketing, manufacturing and wholesale distribution of premium fashion collections for a growing stable of contemporary brands, including Yanuk, U, Taverniti So Jeans, Duarte Jeans, Elvis, Memphis Blues and Grail Jeans. For the nine year period prior to the formation of Blue Concept in 2002, Mr. Guez co-operated Azteca Production International, Inc., a Los Angeles based manufacturer of denim apparel. Mr. Guez started his career in the apparel industry in 1976, when he launched Sasson Jeans.

         Ms. Guez is the Chief Operating Officer for Blue Concept and several of its affiliates. From 1970 through 1978, Ms. Guez attended Monmouth (West Longbranch, NJ) and Fashion Institute of Technology of New York City. From 1974-1982, she held various buying and store line positions for the Bamberger/Macy organization. Ms. Guez subsequently held various sales and merchandising positions with Esprit de Corp, Chaus, and Jag of Beverly Hills.

         Mr. Chow was Chief Financial Officer and a director of Tarrant Apparel Group from January 2002 to August 2004 and stayed as a consultant until January, 2005. He joined Tarrant as Treasurer in November, 1998. From 1996 to 1998, he served as General Manager of Fortune Chart Consultants Limited in Hong Kong where he provided financial consulting services to corporate clients. Mr. Chow has a Bachelor of Arts degree from the University of Hong Kong and two diplomas in Banking and Financial Studies from the Chartered Institute of Bankers, United Kingdom.

         Mr. Weiner is the President of W-Net, Inc., an investment and consulting firm he founded in 1998. From December 2002 to April 2003 Mr. Weiner was Co-President for Trestle Holding Inc., a provider of digital imaging and telemedicine products. In 1993, Mr. Weiner joined K-tel, a music retailer, as Vice President of Corporate Development. After creating and successfully executing a business plan for K-tel, he advanced to the position of President in 1996, which he held until he left to form W-Net in 1998.

         Paul and Elizabeth Guez are husband and wife.

         The board of directors following the Closing may determine to increase the size of the board from three (3) members to five (5) members. In such case, pursuant to the Exchange Agreement and a certain Voting Agreement, the additional two director positions will be filled by a person designated by Paul Guez. Under the terms of the Voting Agreement, for a period of one year following the Closing, the Antik Members and KRM Fund have agreed to vote their shares of Marine's common stock to elect the KRM Designate and the other persons designated by Paul Guez to fill any remaining open director positions.

         The Preferred Shares to be received by the Antik Members as part of the exchange transaction will be entitled to vote together with the holders of the common stock, as a single class, upon all matters submitted to holders of common stock for a vote (including the election of directors). Each Preferred Share will carry a number of votes equal to the number of shares of common stock issuable in the Mandatory Conversion based on the then applicable Conversion Rate. As such, immediately following the exchange transaction, the Antik Members will own 95.8% of the total combined voting power of all classes of Marine stock entitled to vote.

         To the best of Marine's knowledge, neither of the proposed officers or directors intended to be appointed following the Closing, nor any of their affiliates, currently beneficially own any equity securities or rights to acquire any securities of Marine, and no such persons have been involved in any transaction with Marine or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, other than with respect to the transactions that have been described herein. To the best of Marine's knowledge, neither of the proposed officers and directors intended to be appointed following the Closing have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have they been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding Marine's common stock beneficially owned on April 15, 2005 for (i) each stockholder known to be the beneficial owner of 5% or more of Marine's outstanding common stock,
(ii) each executive officer and director, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. At April 15, 2005, Marine had 28,122,570 shares of common stock outstanding.

------------------------------------------ ------------------------------------ ----------------------------
                  Name                     Number of Shares Beneficially Owned       Percent of Shares
------------------------------------------ ------------------------------------ ----------------------------
Kevin R. Keating                                      1,000,000 (1)                        3.6%
936A Beachland Boulevard, Suite 13
Vero Beach, Florida 32963
------------------------------------------ ------------------------------------ ----------------------------
Keating Reverse Merger Fund, LLC                     20,306,500 (2)                        72.2%
5251 DTC Parkway, Suite 1090
Greenwood Village, Colorado 80111
------------------------------------------ ------------------------------------ ----------------------------
All  Executive  Officers and Directors as               1,000,000                          3.6%
a group (1 person)
------------------------------------------ ------------------------------------ ----------------------------

(1) On February 17, 2005, Marine issued 1,000,000 shares of its common stock to Kevin R. Keating, its sole officer and director, for services rendered to Marine with a fair value of $10,000. Kevin R. Keating is not affiliated with and has no equity interest in Keating Reverse Merger Fund, LLC and disclaims any beneficial interest in the shares of Marine's common stock owned by Keating Reverse Merger Fund, LLC.

(2) On February 9, 2005, Mr. Jordan sold 15,306,500 shares of Marine's common stock owned by him to Keating Reverse Merger Fund, LLC for a purchase price of $440,000. On February 17, 2005, Marine issued 5,000,000 shares of its common stock to Keating Reverse Merger Fund, LLC for an aggregate purchase price of $50,000. Keating Reverse Merger Fund, LLC is not owned by or affiliated with Kevin R. Keating and disclaims any beneficial interest in the shares of Marine's common stock owned by Kevin R. Keating.

         The following table sets forth certain information regarding Marine's common stock beneficially owned on April 15, 2005 for (i) each stockholder known to be the beneficial owner of 5% or more of Marine's outstanding common stock,
(ii) each executive officer and director,  and (iii) all executive  officers and directors as a group, on a pro forma basis to reflect the transactions contemplated by the Exchange Agreement on a pre-Reverse Split basis, assuming such transactions were completed as of such date. Unless otherwise indicated, each person in the table will have sole voting and investment power with respect to the shares shown after, and subject to, the consummation of the transactions contemplated by the Exchange Agreement. The information is provided for disclosure purposes as there can be no assurance that the transactions contemplated by the Exchange Agreement will be completed. The following table, as of April 15, 2005, assumes a total of 740,067,719 shares of Marine's common stock outstanding, on a pro forma basis to reflect the transactions contemplated by the Exchange Agreement on a pre-Reverse Split basis, assuming such transactions were completed as of such date.

----------------------------------------------------------------------------------------------------
   NAME OF BENEFICIAL OWNER                       AMOUNT OF BENEFICIAL     PERCENT OF BENEFICIAL
                                                        OWNERSHIP                OWNERSHIP
----------------------------------------------------------------------------------------------------
Paul Guez (1)                                          534,574,596                72.23%
----------------------------------------------------------------------------------------------------
Meyer Abbou (1)                                         58,136,760                 7.86%
----------------------------------------------------------------------------------------------------
Philippe Naouri (1)                                     58,136,760                 7.86%
----------------------------------------------------------------------------------------------------
Alex Cangant (1)                                        58,136,760                 7.86%
----------------------------------------------------------------------------------------------------
Elizabeth Guez (1), (2)                                534,574,596                72.23%
----------------------------------------------------------------------------------------------------
David Weiner (1)                                                 0                  0.0%
----------------------------------------------------------------------------------------------------
Kevin R. Keating                                         1,000,000                 0.14%
936A Beachland Boulevard, Suite 13
Vero Beach, Florida 32963
----------------------------------------------------------------------------------------------------
Keating Reverse Merger Fund, LLC                        20,306,500                 2.74%
5251 DTC Parkway, Suite 1090
Greenwood Village, Colorado 80111
----------------------------------------------------------------------------------------------------
All Executive Officers and Directors as a group        535,574,596                72.37%
----------------------------------------------------------------------------------------------------

(1) Address is c/o Antik Denim, LLC, 5804 E. Slauson Avenue Commerce, California 90040. Assumes the Closing of the transactions contemplated by the Exchange Agreement. The beneficial ownership of Marine's common stock is based on the holder's respective ownership of Marine's Series A Preferred Stock, on an as-converted basis prior to the proposed Reverse Split. Each share of Series A Preferred Stock is convertible into 841 shares of Marine's common stock on pre-Reverse Split basis. The shares of Series A Preferred Stock will immediately and automatically be converted into shares of Marine's common stock upon the approval by a majority of Marine's stockholders (voting together on an as-converted-to-common-stock basis), following the exchange transaction, of an increase in the number of authorized shares of Marine's common stock from 45,000,000 to 75,000,000, and a 1 for 29 reverse stock split of Marine's outstanding common stock.

(2)      Includes all shares beneficially owned by her spouse, Paul Guez.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On January 20, 2005, Marine entered into an Assumption Agreement with Mr. Jeff Jordan and Intellijet Marine, Inc. ("Intellijet"), a Nevada corporation that Marine established as a wholly-owned subsidiary. Under the Assumption Agreement, Marine transferred all of its assets, except for 21,822,570 shares of common stock of Intellijet and approximately $2,500 in cash, to Intellijet. Intellijet agreed to assume all of Marine's liabilities and obligations and to indemnify Marine for any loss Marine incurs with respect to the assumed liabilities. Mr. Jordan and Intellijet also agreed to release Marine from any and all obligations and claims whatsoever. Shares of Intellijet were subsequently distributed to Marine's stockholders and Intellijet operates as an independent company.

         On February 9, 2005, Mr. Jordan sold 15,306,500 shares of Marine's common stock owned by him to KRM Fund for a purchase price of $440,000 pursuant to a Securities Purchase Agreement.

         In connection with the completion of the transactions under the Assumption Agreement and the Securities Purchase Agreement, Mr. Jordan received full payment on the remaining principal balance under certain notes issued to him by Marine.

         On February 17, 2005, Marine entered into a contract with Vero Management, LLC ("Vero") for managerial and administrative services. Vero has not been engaged to provide, and Vero does not render, legal, accounting, auditing, investment banking or capital formation services. Kevin R. Keating is the manager of Vero. The term of the contract is for one year. In consideration of the services provided, Vero will be paid $1,000 for each month in which services are rendered. The agreement with Vero will be terminated on or before the Closing.

         On February 17, 2005, Marine issued 1,000,000 shares of its common stock to Kevin R. Keating, Marine's sole officer and director, for services rendered to Marine with a fair value of $10,000.

         On February 17, 2005, Marine issued 5,000,000 shares of its common stock to KRM Fund for an aggregate purchase price of $50,000.

         Kevin R. Keating, is the father of the principal member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KRM Fund, which is the current majority stockholder of Marine. Keating Investments, LLC is also the managing member and 90% owner of Keating Securities, LLC, a registered broker-dealer. Kevin R. Keating is not affiliated with and has no equity interest in Keating Investments, LLC, KRM Fund or Keating Securities, LLC and disclaims any beneficial interest in the shares of Marine's common stock owned by KRM Fund. Similarly, Keating Investments, LLC, KRM Fund and Keating Securities, LLC disclaim any beneficial interest in the shares of Marine's common stock currently owned by Kevin R. Keating.

         At or prior to the Closing, Marine will also enter into a certain financial advisory agreement with Keating Securities, LLC under which Keating Securities, LLC will be compensated by Marine its advisory services rendered to

Marine in connection with the Closing. The transaction advisory fee will be $350,000, with the payment thereof being subject to and paid at the Closing.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Marine's directors and executive officers, and persons who beneficially own more than 10% of a registered class of Marine's equity securities, to file reports of beneficial ownership and changes in beneficial ownership of Marine's securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of Marine's common stock are required by SEC regulations to furnish Marine with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to Marine, or written representations that no reports were required, Marine believes that for the fiscal year ended December 31, 2004 beneficial owners complied with the Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of Marine's securities filed a Form 3 with the SEC and has had no change of ownership since such filing. Each of such necessary filings, as required to be made by Messrs. Paul Guez, Elizabeth Guez, Patrick Chow, David Weiner, Meyer
Abbou, Philippe Naouri, and Alex Cangant will be filed with the SEC after Closing.

                                    SIGNATURE


         In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  MARINE JET TECHNOLOGY CORP.
                                                  (Registrant)


                                                  By: /s/ Kevin R. Keating
                                                      --------------------
                                                  Name:  Kevin R. Keating
                                                  Title: President

Dated:   April 19, 2005